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11021773

UNITED STATES
SECURITIESANDEXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 27 2011
Washington, DC
110

SEC FILE NUMBER
8- 47731

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2010 (MM/DD/YY) AND ENDING 3/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Covenant Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 East Twelfth Street
(No. and Street)

Jeffersonville (City) IN (State) 47130 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joe Heintzman 502-569-5861
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

1900 Scripps Center, 312 Walnut Street (Address) Cincinnati (City) OH (State) 45202 (Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Joseph L. Heintzman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Covenant Funds Distributor, Inc. of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERESA L. MORRISON
Notary Public, State of Indiana
Clark County
My Commission Expires
September 18, 2016

[signature]
Signature

CFO - Vice President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Financial Statements
and Supplemental Information

Year Ended March 31, 2011

Contents

Report of Independent Registered Public Accounting Firm....1

Financial Statements

Statement of Net Assets in Liquidation (Liquidation Basis)....2
Statement of Changes in Net Assets in Liquidation (Liquidation Basis)....3
Statement of Loss (Going-concern Basis)....4
Statement of Changes in Stockholder's Equity (Going-concern Basis)....5
Statement of Cash Flows (Going-concern Basis)....6
Notes to Financial Statements....7

Supplemental Information

Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1....14
Statement Regarding Rule 15c3-3....15

Supplementary Report

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5....16

Ernst & Young LLP
Suite 2400
400 West Market Street
Louisville, KY 40202

Tel: +1 502 585 1400
Fax: +1 502 584 4221

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
New Covenant Funds Distributor, Inc.

We have audited the accompanying statement of net assets in liquidation (liquidation basis) of New Covenant Funds Distributor, Inc. (the Company) as of March 31, 2011, and the related statement of changes in net assets in liquidation (liquidation basis), statement of loss (going-concern basis), statement of changes in stockholder's equity (going-concern basis), and statement of cash flows (going-concern basis) for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Board of Directors approved a plan of liquidation on March 14, 2011, and the Company commenced liquidation on March 31, 2011, the date of acceptance of notice of dissolution by the State of Delaware. As a result, the Company changed its basis of accounting on March 31, 2011 and for periods subsequent to March 31, 2011 from the going-concern basis to the liquidation basis.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Covenant Funds Distributor, Inc. at March 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

May 24, 2011

1105-1254353

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement of Net Assets in Liquidation

March 31, 2011
(Liquidation Basis)

Assets	
Cash	$ 95,177
Receivable from affiliates	10,317
Prepaid expenses	1,662
Total assets	$ 107,156
Liabilities and net assets in liquidation	
Liabilities:	
Accrued expenses	$ 9,779
Payable to affiliates	5,931
Reserve for estimated costs during liquidation period	4,970
Total liabilities	20,680
Net assets in liquidation	$ 86,476

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement of Changes in Net Assets in Liquidation

For the Period March 31, 2011
(Liquidation Basis)

Stockholder's equity – March 31, 2011 (Going-concern basis)	$ 91,446
Accrual of estimated costs of liquidation and termination	(4,970)
Net assets in liquidation – March 31, 2011	$ 86,476

See accompanying notes.

1105-1254353

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement of Loss

Year Ended March 31, 2011
(Going-concern Basis)

Revenues	
License and advertising fees	$ 72,890
12b-1 fees	4,189
Total revenues	77,079
Expenses	
License and advertising expense	44,914
Salary and benefits	72,220
Transfer agent expense	16,912
Other expenses	82,669
Total expenses	216,715
Loss before income taxes	(139,636)
Income tax benefit	(57,278)
Net loss	$ (82,358)

See accompanying notes.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement of Changes in Stockholder's Equity

Year Ended March 31, 2011
(Going-concern Basis)

	Common Stock		Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
	Shares	Par Value			
Balances at March 31, 2010	10	$ –	$ 235,000	$ (136,196)	$ 98,804
Contributed capital	–	–	75,000	–	75,000
Net loss	–	–	–	(82,358)	(82,358)
Balances at March 31, 2011	10	$ –	$ 310,000	$ (218,554)	$ 91,446

See accompanying notes.

1105-1254353

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement of Cash Flows

Year Ended March 31, 2011
(Going-concern Basis)

Operating activities	
Net loss	$ (82,358)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	4,959
Accrued expenses	(1,850)
Income tax receivable	48,972
Receivable from affiliate	(10,317)
Payable to affiliates	(27,046)
Net cash used in operating activities	(67,640)
Financing activities	
Proceeds from additional paid-in capital contribution	75,000
Net cash provided by financing activities	75,000
Increase in cash	7,360
Cash at beginning of year	87,817
Cash at end of year	$ 95,177

See accompanying notes.

1. Organization and Basis of Presentation

Organization

New Covenant Funds Distributor, Inc. (the Company), a Delaware corporation, was a wholly owned subsidiary of New Covenant Trust Company, N.A. (NCTC). The Company was registered with the Securities and Exchange Commission (SEC) as a broker-dealer and was a member of the Financial Industry Regulatory Authority (FINRA). The Company served as distributor and underwriter for New Covenant Funds (the Funds, or NCF).

NCTC purchased the Company pursuant to a Stock Purchase Agreement dated July 22, 2005, where it purchased all of the outstanding shares of capital stock of the Company. The closing date occurred February 22, 2006. The Company's previous shareholder was Citi Fund Services.

The Company's parent, NCTC, is a limited purpose national trust bank chartered by the Office of the Comptroller of the Currency (the OCC) under federal banking laws. NCTC is a for-profit national trust bank and a wholly owned (except for Directors' qualifying shares) subsidiary of the Presbyterian Church (U.S.A.) Foundation (the Foundation), a charitable organization exempt from taxation under the Internal Revenue Code. In December 2006, NCTC contributed $25,000 to the Company. In November 2010 and December 2009, NCTC contributed an additional $75,000 to the Company.

One Compass Advisors, a registered investment adviser and a separately identified division of NCTC, is the investment adviser for the Funds. New Covenant Funds is a registered family of mutual funds and a Delaware Business Trust regulated by the Securities and Exchange Commission.

Plan of Liquidation

On March 14, 2011, the Board of Directors of the Company approved a plan to liquidate and dissolve the Company (the Plan). The key features of the Plan are (1) the conclusion of all business activities other than those used in execution of the Plan; (2) the sale or disposition of all of the Company's assets; (3) the satisfaction of all outstanding liabilities of the Company; (4) the payment of liquidating distributions to its sole stockholder in complete redemption of the Common Stock; and (5) the authorization of the filing of the Certificate of Dissolution with the State of Delaware. On March 31, 2011, the Company filed for a certificate of dissolution with the Secretary of State of the State of Delaware.

1. Organization and Basis of Presentation (continued)

Basis of Accounting

On March 31, 2011, the date of dissolution, the Company adopted the liquidation basis of accounting. Under the liquidation basis of accounting, the Company will report the value of its assets based on their net realized amounts and liabilities at their estimated settlement amounts. The result of these calculations will be an estimated liquidation value for the Company. A Statement of Net Assets in Liquidation and a Statement of Changes in Net Assets in Liquidation are the principal financial statements presented under the liquidation basis of accounting. The valuation of assets at their net realizable values and liabilities at their anticipated settlement amounts represent estimates, based on present facts and circumstances, of the net realizable values of assets and the costs associated with carrying out the Plan and dissolution based on the assumptions set forth abov. The actual values and costs associated with carrying out the Plan are expected to differ from the amounts shown herein because of the inherent uncertainty and will be greater than or less than the amounts recorded. Such differences may be material. In particular, the estimates of the Company's costs will vary with the length of time it operates. In addition, the estimate of net assets in liquidation in the accompanying Statement of Net Assets in Liquidation does not incorporate a present value discount.

Net Assets in Liquidation

Cash and cash equivalents are presented at fair value. The remaining assets that the Company determined to have a cash value are stated at estimated net realizable value which is the expected selling price or contractual payment to be received, less applicable direct costs or expenses, if any. The assets that have been valued on this basis include receivables and deposits. Accrued expenses, payable to affiliates, and other liabilities are stated at their estimated settlement amounts.

Reserve for Estimated Costs During the Liquidation Period

Under the liquidation basis of accounting, the Company is required to estimate and accrue the costs associated with implementing and completing the Plan. These amounts can vary significantly due to, among other things, the costs of retaining personnel and others to oversee the liquidation, including the cost of insurance, the timing and amounts associated with discharging known and contingent liabilities, and the costs associated with cessation of the Company's operations including an estimate of costs subsequent to that date (which would

1. Organization and Basis of Presentation (continued)

include reserve contingencies for the appropriate statutory periods). As a result, the Company has accrued the projected costs expected to be incurred during the estimated liquidation period required to complete the liquidation of our remaining assets. These accruals will be adjusted from time to time as projections and assumptions change or as a result of a claims process.

The following is a summary of the reserve for estimated costs at March 31, 2011:

License fees	$	2,400
Other general and administrative costs		2,570
Total reserve for estimated costs during liquidation	$	4,970

Going-Concern Basis of Accounting

For all periods preceding the date of dissolution, the financial statements are presented on the going-concern basis of accounting. Such financial statements reflect the historical operations related to our assets and liabilities for the year ended March 31, 2011.

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considered all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition

The Company charged NCTC for advertising expenses at cost. The Company recorded the payment of these expenses as "license and advertising expense" and recorded the reimbursement as "license and advertising fees," The Company also recorded the payment of the registration of registered representatives as "license and advertising expense." The Company marked up the registration of registered representatives, based on an independent third party's markup of similar expenses, and invoiced NCTC or the Foundation, whichever employed the registered representative. The marked-up registration fees were recognized as revenue as "license and advertising fees." The total of "license and advertising fees" paid to the Company by related parties was approximately $73,000 and the related "license and advertising expense" was approximately $45,000 for the year ended March 31, 2011.

2. Summary of Significant Accounting Policies (continued)

On October 9, 2008, the Company entered into a Distribution/Service Fee Agreement with the New Covenant Funds money market fund provider. In accordance with the agreement, the Company received revenues subject to Rule 12b-1 based upon a percentage of net assets invested in the money market fund. This income was used to defray the costs of providing shareholder services including, but not limited to, paying transfer agency expenses for the money market fund, routine inquiries regarding the Funds, processing shareholder transactions, and providing any other shareholder services not performed by the Funds' transfer agent.

As the Funds' distributor, the Company incurred certain expenses, primarily FINRA fees, for the registration of registered representatives and advertising approvals.

Income Taxes

NCTC files consolidated federal and state income tax returns that include the Company. NCTC apportions federal and state income tax expense or benefit to the Company based on taxable income or loss, using corporate statutory rates. There were no temporary differences for the Company.

The Company adopted the provisions of Accounting Standards Codification 740 (ASC 740), *Accounting for Uncertainty in Income Taxes* (originally issued as Financial Accounting Standard Board Interpretation No. 48), on January 1, 2007. ASC 740 clarifies the accounting for uncertainty in income taxes and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

Based on the Company's evaluation, it has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

3. Related-Party Transactions

License and Advertising Fees

As discussed in Note 2, the Company incurred costs related to advertising filings. The costs were invoiced to NCTC with no markup.

The Company incurred registration costs for the Foundation and NCTC registered representatives. The Company marked up the registration costs and invoiced the Foundation and NCTC for their registered representatives. The markup was based on fees charged by an external vendor that provided the same services to the Foundation and NCTC in 2003. The fees were incremented for inflation.

Managerial and Administrative Expenses

Certain NCTC and Foundation employees provided services to the Company resulting in payroll expenses that must be allocated between entities. The same was true for overhead-related expenses. Such allocations were calculated using one of the following: (i) the proportionate time spent by the rendering staff to the applicable company based on employee time sheets; (ii) the percentage of the receiving company's total employees to the total employees of both companies; (iii) the percentage of the receiving company's employees located in the Jeffersonville office to total employees of both companies located in this office; or (iv) a direct charge to the recipient company. These expenses are included in "salary and benefits" and "other expenses" in the statement of loss.

4. Net Capital Requirement

As a broker-dealer registered to engage in the sale of redeemable shares of registered investment companies, the Company was subject to the SEC's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At March 31, 2011, the Company had net capital under the Rule of $74,497 which was $69,497 in excess of its minimum required net capital of $5,000.

The Company's ratio of aggregate indebtedness to net capital at March 31, 2011 was .28 to 1.00.

5. Regulatory Compliance

The Company claimed exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1).

6. Contracts

The Company had an agreement with the New Covenant Funds under which it provides distribution services. The agreement remained in place until terminated.

7. Transfer Agent Expense

Out of its 12b-1 fees received for the money market fund, the Company paid various out-of-pocket expenses incurred for the money market fund. These expenses approximated $17,000 for the year and included but were not limited to base cusip fees, open account fees, banking fees, and various other systemic and servicing fees.

8. Fair Value Measurements

The Company's financial instruments consist of cash. The book value of cash was considered representative of its respective fair value.

ASC 820, *Fair Value Measurements*, requires companies to determine fair value based on the price that would be received to sell the asset or paid to transfer the liability to a market participant. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement.

ASC 820 requires that assets and liabilities carried at fair value be classified and disclosed in one of the following categories:

- Level 1 – Quoted market prices in active markets for identical assets or liabilities.
- Level 2 – Observable market-based inputs or unobservable inputs that are corroborated by market data.
- Level 3 – Unobservable inputs that are not corroborated by market data.

8. Fair Value Measurements (continued)

As of March 31, 2011, the Company's assets and liabilities were considered Level 1. The Company did not have any assets or liabilities carried at fair value that are measured on a recurring basis.

Supplemental Information

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Supplemental Schedule – Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1

March 31, 2011

Total net assets in liquidation		$ 86,476
Deductions:		
Nonallowable assets:		
Prepaid expenses	$ 1,662	
Receivable from affiliates	10,317	11,979
Net capital		74,497
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital		$ 69,497
Total aggregate indebtedness		$ 20,680
Percentage of aggregate indebtedness to net capital		28%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited March 31, 2011 Part IIA FOCUS filing.

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)

Statement Regarding Rule 15c3-3

March 31, 2011

The Company claimed exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) – all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company did not handle customer funds.

Supplementary Report

Ernst & Young LLP
Suite 2400
400 West Market Street
Louisville, KY 40202

Tel: +1 502 585 1400
Fax: +1 502 584 4221

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5(g)(1)

The Board of Directors and Stockholder
New Covenant Funds Distributor, Inc.

In planning and performing our audit of the financial statements of New Covenant Funds Distributor, Inc. (the Company) as of and for the year ended March 31, 2011, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

May 24, 2011

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

New Covenant Funds Distributor, Inc.
(A wholly owned subsidiary of New Covenant Trust Company, N.A.)
Year Ended March 31, 2011
With Report and Supplementary Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

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